EXHIBIT 99.1

Northern Dynasty: The EPA action is unlawful, unprecedented and hurts Alaska

January 31, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) and its 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) respond to today’s announcement by the Environmental Protection Agency (“EPA”) of its issuance of a Final Determination, which is consistent with the Proposed Determination released in early December, 2022. The following statement, relating to the unprecedented decision to veto mining at the Pebble Project, by John Shively, CEO of PLP, is reiterated in full below:

“Today’s action by the EPA to preemptively veto the proposed Pebble Project is unlawful and unprecedented. For well over a decade, we have argued that fair treatment under the rules and regulations of the U.S should be followed for Pebble or any other development project. Unfortunately, the Biden EPA continues to ignore fair and due process in favor of politics. This preemptive action against Pebble is not supported legally, technically, or environmentally. As such, the next step will likely be to take legal action to fight this injustice.

“The Pebble Deposit is an asset belonging to the people of Alaska. The land around Pebble was selected by the state for its mineral potential as part of the process in which Alaskans were granted statehood. EPA continues to blatantly ignore the state’s interest in this case. EPA’s actions preclude any development on over 300 square miles of Alaska land. This violates Alaska’s Statehood Compact and the ‘no-more’ clause of the Alaska National Interest Lands Conservation Act, which requires congressional approval of any additional park land in Alaska. The EPA is violating the U.S. Constitution by taking away the State and the project’s legally protected property interests in the mineral rights underlying the land, without any just compensation. “The state, as the landowner, has repeatedly demanded the federal agency follow the prescribed permitting process for Pebble. It is worth noting that the state permitting process was never initiated for Pebble nor was the state’s role in federal permitting allowed to conclude. In addition, no environmental harm will occur if EPA allows the federal permitting process to be completed. Work on the project cannot begin until both the Federal and state permitting processes are completed.

“The EIS for Pebble shows the [potential] jobs and [taxes and other benefits] from Pebble development could be substantial. As such, the state has a significant interest in a full and fair evaluation of the project. “Further, the communities closest to the project have also been ignored – repeatedly – by the EPA throughout this process. The EIS demonstrates the profound [potential] economic impact of Pebble development for the Iliamna Lake area communities through jobs, economic activity, [taxes], and infrastructure. The EIS states Pebble development can be done in an environmentally responsible manner without harm to the Bristol Bay fishery. Unfortunately, EPA’s decision ignores their purported commitment to environmental justice as it dashes the hopes of hundreds of local Native Americans for a brighter economic future.

“The EPA decision to try to destroy the Pebble opportunity is just one more piece of the Biden administration’s war on domestic natural resource development. It has attempted to stop mining, fossil fuels development and timber harvesting on many fronts in Alaska. The Biden strategy when it comes to securing the minerals required for its green energy goals seems to be to give some passing support for the development of boutique minerals such as lithium and rare earths in the U.S., but to seek the enormous supply of base metals such as copper needed for EV’s, solar panels, wind turbines, hydroelectric plants, and the associated infrastructure from other nations.

“We have seen what happens when our nation is dependent on others for our resources, for instance the Saudis for more oil production. When we go to China seeking the copper and other minerals we need for our green energy transition, the reaction will likely be more problematic and the cost more expensive.”

“It’s a sad fact that many regulators in the U.S. have simply become advocates for special interest groups,” said Ronald Thiessen, Northern Dynasty President and CEO. “Rather than work within the permitting process, they have chosen to follow the direction of environmental activist funds, ironically dealing a serious blow to the goal of a clean energy transition in the U.S. This unlawful and unprecedented decision is simply short-term politics getting in the way of what’s right.”

“This is an injustice. We will consult with our legal advisors as to the appropriate next steps to fight the decision. We are confident that we will not be alone in the fight against this egregious statutory overreach,” Mr. Thiessen added.

A copy of PLP’s comments to the EPA can be found on the PLP website – www.pebblepartnership.com.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the mine plan for the Pebble Project, the financial results of the 2022 PEA, including net present value and internal rates of return, and the ability of the Pebble Partnership to secure the financing to proceed with the development of the Pebble Project, including any stream financing and infrastructure outsourcing, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision (“ROD”) and secure the issuance of a positive ROD by the USACE, (iv) the political and public support for the permitting process, (v) the ability of the Pebble Project to ultimately secure all required federal and state permits, (vi) future metals prices, including the price of copper, (vii) the right-sizing and de-risking of the Pebble Project, (viii) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (ix) exploration potential of the Pebble Project, (x) future demand for copper and gold, (xi) the potential addition of partners in the Pebble Project, (xii) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xiii) the EPA’s Final Determination process under the Clean Water Act and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, and  (xiv) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project. Such forward looking statements or information related to the 2022 PEA include but are not limited to statements or information with respect to the mined and processed material estimates; the internal rate of return; the annual production; the net present value; the life of mine; the capital costs, operating costs estimated for each of the Proposed Project and three Expansion Scenarios for the Pebble Project; and other costs and payments for the proposed infrastructure for the Pebble Project (including how, when, where and by whom such infrastructure will be constructed or developed); projected metallurgical recoveries; plans for further development, and securing the required permits and licenses for further studies to consider expansion of the operation; and market price of precious and base metals; or other statements that are not statement of fact. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

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Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the current mine plan may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vii) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in the 2022 PEA and the Company’s  Annual Information Form for the year ended December 31, 2021, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2021, and six months ended June 30, 2022, each as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time, and no determination has been made to pursue any of the expansion options identified in the 2022 PEA.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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